UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

THE CANNABIST COMPANY HOLDINGS INC.

(Name of Applicants)*

321 Billerica Road

Chelmsford, MA

01824

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount**
9.25% Senior Secured Notes due December 31, 2028	$269,950,000 aggregate principal amount
9.0% Senior Secured Convertible Notes due December 31, 2028

**	Cumulative total for both classes of Notes will amount to $269,950,000 aggregate principal amount. Amount to be issued under each class remains to be determined.

Approximate date of proposed public offering:

On the Effective Date under the Plan (as defined herein) or as soon as practicable thereafter.

Name and registered address of agent for service:	With copies to:

Derek Watson Chief Financial Officer Columbia Care LLC 321 Billerica Road Chelmsford, MA 01824 (978) 910-1486	James Guttman Dorsey & Whitney LLP Toronto Dominion Centre 66 Wellington Street West, Suite 3400 Toronto, Ontario, Canada M5K 1E6 (416) 367-7376

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors and Co-Issuer listed on the following page are also included in this Application as Applicants.

GENERAL

1. General Information.

The Cannabist Company Holdings Inc. (the “Company”, “Cannabist” or the “Issuer”) is a Canadian corporation in the cannabis industry with operations in certain States of the United States. The Company, through its subsidiaries and affiliates, holds, operates and manages licenses and permits in the States of California, Colorado, Delaware, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, and Virginia. The Cannabist Company Holdings (Canada) Inc. (the “Co-Issuer” and together with Cannabist, the “Issuers” and each, individually, an “Issuer”) is a Canadian corporation wholly owned by the Company and the co-issuer of the New Notes (as defined below).

The guarantors identified below (the “Guarantors”, and together with the Company and the Co-Issuer, (the “Applicants”)) have the following forms of organization and jurisdictions of formation or incorporation.

Applicant	Form	Jurisdiction
Access Bryant SPC	Corporation	California
Apelles Realty LLC	Limited Liability Company	Delaware
Avum, LLC	Limited Liability Company	Delaware
Beacon Holdings, LLC	Limited Liability Company	Colorado
Bist Merch LLC	Limited Liability Company	Delaware
CA Care LLC	Limited Liability Company	California
Cannascend Alternative Logan, L.L.C.	Limited Liability Company	Ohio
Cannascend Alternative, LLC	Limited Liability Company	Ohio
Capital City Care LLC	Limited Liability Company	Delaware
Capital City Cultivation LLC	Limited Liability Company	Delaware
CC CA Realty LLC	Limited Liability Company	California
CC California LLC	Limited Liability Company	California
CC OH Realty LLC	Limited Liability Company	Ohio
CC PA Realty LLC	Limited Liability Company	Pennsylvania
CC Procurement LLC	Limited Liability Company	Delaware
CC VA Holdco LLC	Limited Liability Company	Delaware
CCPA Industrial Hemp LLC	Limited Liability Company	Pennsylvania
Col. Care (Delaware) LLC	Limited Liability Company	Delaware
Columbia Care – Arizona LLC	Limited Liability Company	Delaware
Columbia Care – Arizona, Prescott DE, L.L.C.	Limited Liability Company	Delaware
Columbia Care – Arizona, Prescott, LLC	Limited Liability Company	Arizona
Columbia Care – Arizona, Tempe DE, L.L.C.	Limited Liability Company	Delaware
Columbia Care – Arizona, Tempe, LLC	Limited Liability Company	Arizona
Columbia Care Adopt-A-Family Corp.	Corporation	Massachusetts
Columbia Care CO Inc.	Corporation	Delaware
Columbia Care DC LLC	Limited Liability Company	Delaware
Columbia Care DE Management LLC	Limited Liability Company	Delaware
Columbia Care DE Realty LLC	Limited Liability Company	Delaware
Columbia Care Delaware, LLC	Limited Liability Company	Delaware
Columbia Care Illinois LLC	Limited Liability Company	Delaware
Columbia Care Industrial Hemp LLC	Limited Liability Company	New York
Columbia Care LLC	Limited Liability Company	Delaware
Columbia Care Maine Holding Company LLC	Limited Liability Company	Delaware
Columbia Care Maryland LLC	Limited Liability Company	Delaware
Columbia Care MD LLC	Limited Liability Company	Maryland
Columbia Care MD Realty LLC	Limited Liability Company	Maryland
Columbia Care ME LLC	Limited Liability Company	Maine
Columbia Care Michigan LLC	Limited Liability Company	Michigan

Applicant	Form	Jurisdiction
Columbia Care New Jersey LLC	Limited Liability Company	New Jersey
Columbia Care NJ Realty LLC	Limited Liability Company	New Jersey
Columbia Care NM LLC	Limited Liability Company	New Mexico
Columbia Care NY LLC	Limited Liability Company	New York
Columbia Care NY Realty LLC	Limited Liability Company	New York
Columbia Care NY RO LLC	Limited Liability Company	New York
Columbia Care OH LLC	Limited Liability Company	Ohio
Columbia Care Partners LLC	Limited Liability Company	Delaware
Columbia Care Pennsylvania LLC	Limited Liability Company	Pennsylvania
Columbia Care PR LLC	Limited Liability Company	Delaware
Columbia Care Puerto Rico LLC	Limited Liability Company	Puerto Rico
Columbia Care UT LLC	Limited Liability Company	Utah
Columbia Care WV Industrial Hemp LLC	Limited Liability Company	West Virginia
Columbia Care WV LLC	Limited Liability Company	West Virginia
Corsa Verde, LLC	Limited Liability Company	Ohio
Curative Health Cultivation LLC	Limited Liability Company	Illinois
Curative Health LLC	Limited Liability Company	Illinois
Dellock Digital LLC	Limited Liability Company	Colorado
Equity Health Partners DE LLC	Limited Liability Company	Delaware
Focused Health LLC	Limited Liability Company	California
Future Vision Brain Bank, LLC	Limited Liability Company	Colorado
Futurevision, Ltd.	Limited Liability Company	Colorado
Green Leaf Extracts, LLC	Limited Liability Company	Maryland
Green Leaf Management LLC	Limited Liability Company	Maryland
Green Leaf Medical of Ohio II LLC	Limited Liability Company	Ohio
Green Leaf Medical of Ohio III, LLC	Limited Liability Company	Ohio
Green Leaf Medical of Virginia, LLC	Limited Liability Company	Virginia
Green Leaf Medical, LLC	Limited Liability Company	Delaware
Green Leaf Medicals, LLC	Limited Liability Company	Pennsylvania
High Rise Media, LLC	Limited Liability Company	Colorado
Infuzionz LLC	Limited Liability Company	Colorado
La Yerba Buena LLC	Limited Liability Company	Delaware
Mission Bay, LLC	Limited Liability Company	California
MJ Brain Bank, LLC	Limited Liability Company	Colorado
Patriot Care Corp.	Corporation	Massachusetts
Peach Blossom Partners LLC	Limited Liability Company	Delaware
PHC Facilities, Inc.	Corporation	California
Resource Referral Services, Inc.	Corporation	California
Rocky Mountain Tillage, LLC	Limited Liability Company	Colorado
TGS Colorado Management, LLC	Limited Liability Company	Colorado
TGS Global LLC	Limited Liability Company	Colorado
The Green Room Social Equity Partners LLC	Limited Liability Company	Illinois
The Green Solution, LLC	Limited Liability Company	Colorado
The Healing Center of San Diego	Corporation	California
The Launch Pad LLC	Limited Liability Company	Colorado
The Supergroup Creative Omnimedia Inc.	Corporation	Georgia
The Wellness Earth Energy Dispensary, Inc.	Corporation	California
Time for Healing, LLC	Limited Liability Company	Maryland
VentureForth Holdings LLC	Limited Liability Company	Washington D.C.
VentureForth LLC	Limited Liability Company	Washington D.C.
VF DC Realty LLC	Limited Liability Company	Delaware
Wellness Institute of Maryland, LLC	Limited Liability Company	Maryland

2. Securities Act Exemption Applicable.

In connection with certain transactions (collectively, the “Transactions”) to be implemented by way of an arrangement (the “Arrangement”) pursuant to a plan of arrangement (the “Plan”) under Section 192 of the Canada Business Corporations Act, holders of the 2025 Notes (as defined below) and the 2026 Notes (as defined below) will exchange their 2025 Notes and 2026 Notes for an equal principal amount of 9.25% senior secured notes due December 31, 2028 (subject to two six-month extension options available to the Company upon payment of a 0.50% fee, payable in cash) (the “New Senior Notes”) and the holders of the 2027 Notes (as defined below) will be given the right to elect to receive either (i) an equal principal amount of New Senior Notes or (ii) an equal principal amount of newly issued 9.0% convertible notes, which will have the same conversion price as the existing 2027 Notes but will have the same extended maturity date as the New Senior Notes (the “New Convertible Notes”, and together with the New Senior Notes, the “New Notes”).

As used herein, “Senior Notes” means the Company’s: (i) the six percent (6.0%) Senior Secured Convertible Notes due June 29, 2025 outstanding in the aggregate principal amount of US$59.5 million (the “2025 Notes”); (ii) the nine and one half percent (9.5%) Senior Secured First-Lien Notes due February 3, 2026 outstanding in the aggregate principal amount of US$185 million (the “2026 Notes”); and (iii) the nine percent (9.0%) Senior Secured Convertible Notes due March 19, 2027 outstanding in the aggregate principal amount of US$25.55 million (the “2027 Notes”, and together with the 2025 Notes and the 2026 Notes, the “Senior Notes”).

The Senior Notes will be exchanged on the implementation date of the Plan (the “Effective Date”) and the New Notes will be issued pursuant to that certain amended and restated indenture (the “A&R Indenture”), as amended and supplemented by that certain first supplemental indenture, the forms of which are filed hereto as Exhibit T3C-1 and Exhibit T3C-2, respectively, each among the Company, the Co-Issuer and Odyssey Trust Company, as trustee.

The New Notes will be issued by the Company and the Co-Issuer and guaranteed by the Guarantors, all as further described in the Company’s Management Information Circular (the “Information Circular”), attached hereto as Exhibit T3E-2. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular. Unless otherwise stated, all monetary amounts contained herein are expressed in U.S. dollars.

Registration of the New Notes under the Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) exempts from the general requirement of registration under the Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other governmental authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuances of securities in exchange for securities, claims or property interests. As described below and in the Information Circular, each of these elements will be satisfied in connection with the issuance of the New Notes.

(a) Exchange

Pursuant to the Arrangement, the New Notes will be issued in exchange for the Senior Notes as more fully described in the Information Circular, filed hereto as Exhibit T3E-2.

(b) Fairness Hearing

On March 28, 2025, the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted an Interim Order (the “Interim Order”), which, among other things, authorized: (a) the Company to send the Information Circular to, among others, the holders of the Senior Notes and (b) the calling and holding of the Special Meeting of holders of Senior Notes (“the Senior Noteholders”) in order for the Senior Noteholders to consider and vote upon the Arrangement to implement the Transactions. The Interim Order is attached hereto as Exhibit T3D-2. The Special Meeting of Senior Noteholders is scheduled to take place on April 29, 2025 at 10:00 a.m. (Toronto time). A hearing to seek the Court’s approval of the Arrangement, including that the terms and conditions of the Arrangement are fair to those to whom securities will be issued, is scheduled to be held by the Court, which is expressly authorized by law to hold the hearing on May 12, 2025 at 10:00 a.m. (Toronto time), or such other time and/or date as may be approved by the Court. The hearing will be open to all persons holding the Senior Notes. Such persons have the right to appear at the hearing and to present evidence or testimony with respect to the fairness of the Arrangement. Measures will be taken pursuant to the Interim Order to provide relevant information and adequate and timely notice of the right to appear to the holders of the Senior Notes, including circulation of the Information Circular, and there will be no improper impediments to appearance by those persons at the hearing.

(c) Court Approval

The Issuer anticipates that on May 12 2025 at 10:00 a.m. (Toronto time), or such other time and/or date as may be approved by the Court, it will seek Court approval of the Arrangement and the issuance of a final order (the “Final Order”) by the Court, among other things, approving the Arrangement as fair and reasonable. The Court has been advised in connection with seeking the Interim Order and will be advised in connection with seeking the Final Order that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3. Affiliates.

Certain directors and executive officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.” The Guarantors and Co-Issuer are all “affiliates” of the Company by virtue of each being wholly owned by the Company. The following is a list of all other affiliates of the Company as of the date of this Application.

Name of Affiliate	Jurisdiction
None

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. The mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: The Cannabist Company Holdings (Canada) Inc., c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 for Canadian entities and the US entities c/o The Cannabist Company Holdings Inc., 321 Billerica Road, Chelmsford, MA, USA, 01824.

The Cannabist Company Holdings Inc.

Name	Office

Michael Abbott

David Hart

Jesse Channon

Derek Watson

David Sirolly

Bryan Olson

Jesse Channon

Jeffrey Clarke

Julie Hill

James Kennedy

Rosemary Mazanet, M.D.

Frank Savage

Alison Worthington

Phillip Goldberg

Director Chief Executive Officer President Chief Financial Officer General Counsel Chief Human Capital Officer Director Director Director Director Director Director Director Director

The Cannabist Company Holdings (Canada) Inc.

Name	Office
Troy Nicholson David Hart David Sirolly	Director Director Director

Access Bryant SPC

Name	Office
David Hart Cameron Wald Eddy Mendezas Stewart Stinson	Director Director Director Director

Apelles Realty LLC

Capital City Care LLC

Capital City Cultivation LLC

Columbia Care Michigan LLC

Columbia Care Partners LLC

Dellock Digital LLC

Equity Health Partners DE LLC

Future Vision Brain Bank, LLC

High Rise Media, LLC

Infuzionz LLC

La Yerba Buena LLC

Peach Blossom Partners LLC

Rocky Mountain Tillage, LLC

The Green Solution, LLC

VF DC Realty LLC

Name	Office
David Hart	Manager

Avum, LLC

Beacon Holdings, LLC

Name	Office
David Hart Derek Watson David Sirolly Jesse Channon	President Vice President & Treasurer Vice President & Secretary Vice President

Cannascend Alternative, LLC

CC CA Realty LLC

CC California LLC

CC Procurement LLC

CC VA Holdco LLC

Col. Care (Delaware) LLC

Columbia Care DC LLC

Columbia Care DE Management LLC

Columbia Care DE Realty LLC

Columbia Care Illinois LLC

Columbia Care Maryland LLC

Columbia Care New Jersey LLC

Columbia Care NY LLC

Columbia Care NY Realty LLC

Columbia Care OH LLC

Columbia Care Pennsylvania LLC

Corsa Verde, LLC

Curative Health Cultivation LLC

Focused Health LLC

Green Leaf Medical of Ohio II LLC

Green Leaf Medical of Ohio III, LLC

Green Leaf Medical, LLC

Green Leaf Medicals, LLC

Mission Bay, LLC

MJ Brain Bank, LLC

VentureForth Holdings LLC

VentureForth LLC

Name	Office
David Hart Jesse Channon Derek Watson David Sirolly	President Vice President Vice President & Treasurer Vice President & Secretary

Cannascend Alternative Logan, L.L.C.

Columbia Care - Arizona LLC

Columbia Care Maine Holding Company LLC

Green Leaf Management LLC

The Launch Pad LLC

Name	Office
David Hart	President

Columbia Care Adopt-A-Family Corp.

Patriot Care Corp

Name	Office
David Hart Jesse Channon Derek Watson David Sirolly	President, Director Vice President Vice President & Treasurer Vice President & Secretary

Columbia Care CO Inc.

The Healing Center of San Diego

Name	Office
David Hart	Director, President, Treasurer, Secretary

Columbia Care Delaware, LLC

Name	Office
David Hart	Director
Adam Goers	Director
Laird Bunch	Director
Rosemary Mazanet MD	Director

Columbia Care NJ Realty LLC

Green Leaf Medical of Virginia, LLC

Name	Office
David Hart	President, Director
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary

Columbia Care LLC

Name	Office
David Hart	Chief Executive Officer
Bryan Olson	Chief Human Capital Officer
Derek Watson	Chief Financial Officer
David Sirolly	General Counsel, Secretary
Jesse Channon	President

Bist Merch LLC

The Supergroup Creative Omnimedia Inc.

Name	Office
David Hart	Chief Executive Officer

CA Care LLC

Curative Health LLC

Name	Office
David Hart	President, Manager
Jesse Channon	Vice President
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary

CC OH Realty LLC

CC PA Realty LLC

CCPA Industrial Hemp LLC

Columbia Care Puerto Rico LLC

Name	Office
David Hart	Manager

Columbia Care – Arizona LLC

Columbia Care – Arizona, Prescott DE, L.L.C.

Columbia Care – Arizona, Prescott, LLC

Columbia Care Industrial Hemp LLC

Columbia Care MD Realty LLC

Columbia Care ME LLC

Columbia Care NM LLC

Columbia Care NY RO LLC

Columbia Care PR LLC

Columbia Care UT LLC

Columbia Care WV Industrial Hemp LLC

Green Leaf Extracts, LLC

Time for Healing, LLC

Wellness Institute of Maryland, LLC

Name	Office
David Hart	President, Manager

Columbia Care – Arizona, Tempe, LLC

Name	Office
David Hart	President, Manager
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary
Thomas Allison	Manager

Columbia Care MD LLC

Name	Office
David Hart	President, Manager
Jesse Channon	Vice President
Derek Watson	Vice President & Treasurer, Manager
David Sirolly	Vice President & Secretary
Thomas Allison	Manager

Columbia Care WV LLC

Name	Office
David Hart	President, Manager
Jesse Channon	Vice President, Manager
Derek Watson	Vice President & Treasurer, Manager
David Sirolly	Vice President & Secretary, Manager

PHC Facilities, Inc.

Resource Referral Services, Inc.

The Wellness Earth Energy Dispensary, Inc.

Name	Office
David Hart	Director, President

TGS Global LLC

Name	Office
David Hart	Vice President
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary

TGS Colorado Management LLC

Name	Office
David Hart	President
Jesse Channon	President
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary

The Green Room Social Equity Partners LLC

Name	Office
David Hart	Manager
Megan Klein	Manager

Wellness Institute of Maryland, LLC

Name	Office
David Hart	President, Manager
Jesse Channon	Vice President, Manager
Derek Watson	Vice President & Treasurer, Manager
David Sirolly	Vice President & Secretary, Manager

Futurevision, Ltd.

Name	Office
Columbia Care CO Inc.	Manager

5. Principal Owners of Voting Securities.

The following tables list the persons owning 10% or more of the voting securities of the Applicants as of the date of this Application.

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
The Cannabist Company Holdings Inc.	N/A	Equity Shares	N/A	N/A
The Cannabist Company Holdings (Canada) Inc.	The Cannabist Company Holdings Inc.	Common Stock	100	100%
Access Bryant SPC	Columbia Care LLC	Common Stock	349,300	49.9%
Apelles Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
Avum, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Beacon Holdings, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Bist Merch LLC	Columbia Care LLC	Membership Interest	N/A	100%
CA Care LLC	CC California LLC	Membership Interest	N/A	100%
Cannascend Alternative Logan, L.L.C.	Columbia Care LLC	Membership Interest	N/A	100%
Cannascend Alternative, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Capital City Care LLC	VentureForth LLC	Membership Interest	N/A	100%
Capital City Cultivation LLC	VentureForth LLC	Membership Interest	N/A	100%
CC CA Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
CC California LLC	Columbia Care LLC	Membership Interest	N/A	100%
CC OH Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
CC PA Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
CC Procurement LLC	Columbia Care LLC	Membership Interest	N/A	100%
CC VA Holdco LLC	Columbia Care LLC	Membership Interest	N/A	100%
CCPA Industrial Hemp LLC	Columbia Care LLC	Membership Interest	N/A	100%

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Col. Care (Delaware) LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care – Arizona LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care – Arizona, Prescott DE, L.L.C.	Columbia Care – Arizona LLC	Membership Interest	N/A	100%
Columbia Care – Arizona, Prescott, LLC	Columbia Care – Arizona, Prescott DE, L.L.C.	Membership Interest	N/A	100%
Columbia Care – Arizona, Tempe DE, L.L.C.	Columbia Care – Arizona LLC	Membership Interest	N/A	100%
Columbia Care – Arizona, Tempe, LLC	Columbia Care – Arizona, Tempe DE, L.L.C.	Membership Interest	N/A	90%
	Thomas Allison	Membership Interest	N/A	10%
Columbia Care Adopt-A-Family Corp.	N/A (not-for-profit)	N/A	N/A	N/A
Columbia Care – Arizona LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care CO Inc.	Columbia Care LLC	Common Stock	100	100%
Columbia Care DC LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care DE Management LLC	Columbia Care LLC	Membership Interest	N/A	91%
Columbia Care DE Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care Delaware, LLC	N/A (not-for-profit)	N/A	N/A	N/A
Columbia Care Illinois LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care Industrial Hemp LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care LLC	The Cannabist Company Holdings Inc.	Membership Interest	N/A	100%
Columbia Care Maine Holding Company LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care Maryland LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care MD LLC	Columbia Care Maryland LLC	Membership Interest	N/A	96%
Columbia Care MD Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care ME LLC	Columbia Care Maine Holding Company LLC	Membership Interest	N/A	100%
Columbia Care Michigan LLC	Columbia Care LLC	Membership Interest	N/A	100%

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Columbia Care New Jersey LLC	Columbia Care LLC	Membership Interest	N/A	92.75%
Columbia Care NJ Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care NM LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care NY LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care NY Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care NY RO LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care OH LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care Partners LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care Pennsylvania LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care PR LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care Puerto Rico LLC	Columbia Care PR LLC And Medmar Puerto Rico, LLC	Membership Interest	N/A	100%
Columbia Care UT LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care WV Industrial Hemp LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care WV LLC	Columbia Care LLC	Membership Interest	N/A	95%
Corsa Verde, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Curative Health Cultivation LLC	Columbia Care Illinois LLC	Membership Interest	N/A	100%
Curative Health LLC	Columbia Care Illinois LLC	Membership Interest	N/A	100%
Dellock Digital LLC	TGS Global, LLC	Membership Interest	N/A	100%

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Equity Health Partners DE LLC	Columbia Care DE Management LLC	Membership Interest	N/A	49%
	DE Cann Ventures, LLC	Membership Interest	N/A	51%
Focused Health LLC	Columbia Care LLC	Membership Interest	N/A	100%
Future Vision Brain Bank, LLC	TGS Global, LLC	Membership Interest	N/A	100%
Futurevision, Ltd.	Columbia Care Co Inc.	Membership Interest	N/A	100%
Green Leaf Extracts, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
Green Leaf Management LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
Green Leaf Medical of Ohio II LLC	Green Leaf Medical III, LLC	Membership Interest	N/A	100%
Green Leaf Medical of Ohio III, LLC	Green Leaf Medical, LLC	Membership Interest	9,999	99.99%
Green Leaf Medical of Virginia, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
Green Leaf Medical, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Green Leaf Medicals, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
High Rise Media, LLC	TGS Global, LLC	Membership Interest	N/A	100%
Infuzionz LLC	Beacon Holdings, LLC	Membership Interest	N/A	100%
La Yerba Buena LLC	Columbia Care LLC	Membership Interest	N/A	60%
	ACPRR, LLC	Membership Interest	N/A	40%
Mission Bay, LLC	CA Care LLC	Membership Interest	N/A	100%
MJ Brain Bank, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Patriot Care Corp.	Columbia Care LLC	Common Stock	100	100%
Peach Blossom Partners LLC	Columbia Care DE Management LLC	Membership Interest	49 Units	49%
	DE Cann Ventures, LLC	Membership Interest	51 Units	51%
PHC Facilities, Inc.	Columbia Care LLC	Common Stock	10,000	100%
Resource Referral Services, Inc.	Columbia Care LLC	Common Stock	10,000	100%
Rocky Mountain Tillage, LLC	Beacon Holdings, LLC	Membership Interest	N/A	100%

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
TGS Colorado Management, LLC	Columbia Care LLC	Membership Interest	N/A	100%
TGS Global LLC	Columbia Care LLC	Membership Interest	N/A	100%
The Green Room Social Equity Partners LLC	Columbia Care LLC	Membership Interest	47 Class A Units	47%
	The Green Room Chicago LLC	Membership Interest	53 Class B Units	53%
The Green Solution, LLC	Beacon Holdings, LLC	Membership Interest	N/A	100%
The Healing Center of San Diego	Columbia Care LLC.	Common Stock	N/A	100%
The Launch Pad LLC	TGS Global, LLC	Membership Interest	N/A	100%
The Supergroup Creative Omnimedia Inc.	Columbia Care LLC	Common Stock	N/A	100%
The Wellness Earth Energy Dispensary, Inc.	Columbia Care LLC	Common Stock	1,000	100%
Time for Healing, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
VentureForth Holdings LLC	Columbia Care LLC	Membership Interest	N/A	100%
VentureForth LLC	VentureForth Holdings LLC	Membership Interest	N/A	100%
VF DC Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
Wellness Institute of Maryland, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	99%

UNDERWRITERS

6. Underwriters.

(a) The following table sets forth information regarding all persons who have acted as an underwriter of any securities of the Company outstanding on the date of the filing of this Application within three years prior to the date of the filing of this Application. No persons have acted as an underwriter of any securities outstanding of the Co-Issuer or Guarantors.

Name	Mailing Address	Offering
ATB Securities Inc.	66 Wellington St. West, Suite 3530 Toronto, Ontario M5K 1A1	March 2024 offering of US$25.75 million aggregate principal amount of 9.00% senior secured convertible notes due 2027

ATB Capital Markets Inc.	66 Wellington St. West, Suite 3530 Toronto, Ontario M5K 1A1	September 2023 offering of 22,244,210 units of the Company.

(b) There is no proposed principal underwriter for the New Notes that are to be issued under the A&R Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of April 4, 2025.

The Cannabist Company Holdings Inc.

Title of Class	Number of Shares Authorized	Number of Shares Outstanding
Common Shares	Unlimited	465,544,642
Proportionate Voting Shares	Unlimited	7,387,328
Preferred Shares	Unlimited	0

The only securities outstanding for the Co-Issuer and each Guarantor are the equity interests detailed in section 5 above.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the A&R Indenture. The following is a general description of certain provisions expected to be included in the A&R Indenture, and the description is qualified in its entirety by reference to the form of A&R Indenture filed hereto as Exhibit T3C. The Company and Co-Issuer have not entered into the A&R Indenture as of the date of this filing, and the terms of the A&R Indenture are subject to change before it is executed. Capitalized terms used below and not defined herein have the meanings ascribed to them in the A&R Indenture.

Events of Default

Unless otherwise provided in a Supplemental Indenture relating to a particular series of Notes, an “Event of Default” means any one of the following events:

(a)	default for 30 days in the payment when due of interest on the Notes;

(b)	default in payment when due of the principal of, or premium, if any, on the Notes (whether at maturity, upon redemption or upon a required repurchase);

(c)	failure by Cannabist to comply with its obligations under Section 12.1 of the A&R Indenture;

(d)

failure by the Issuer or any of its Restricted Subsidiaries for 30 days to comply with the provisions of Section 7.14 of the A&R Indenture or Section 7.15 of the A&R Indenture to the extent not described in Section 9.1(b) of the A&R Indenture;

(e)

failure by the Issuer or any of its Restricted Subsidiaries for 60 days (including in connection with a Reporting Failure) after written notice by the Trustee or Holders representing 25% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the A&R Indenture;

(f)

default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(i) is caused by a failure to make any payment on such Indebtedness when due and prior to the expiration of the grace period, if any, provided in such Indebtedness (a “Payment Default”), or

(ii) results in the acceleration of such Indebtedness prior to its Stated Maturity;

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default which remains outstanding or the maturity of which has been so accelerated for a period of 30 days or more, aggregates $25.0 million or more, provided that if any such Payment Default is cured or waived or any such acceleration is rescinded, as the case may be, such Event of Default under the A&R Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgement or decree;

(g)

failure by the Issuer or any of its Restricted Subsidiaries to pay final non-appealable judgments (to the extent such judgments are not paid or covered by in-force insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $15.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(h)

except as permitted by the A&R Indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its Obligations under its Subsidiary Guarantee;

(i)	Cannabist or any Restricted Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	applies for or consents to the appointment of a custodian of it or for all or substantially all of its assets; or

(iv)	makes a general assignment for the benefit of its creditors;

(j)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against Cannabist or any Restricted Subsidiary as debtor in an involuntary case or proceeding;

(ii)	appoints a custodian of Cannabist or any Restricted Subsidiary or a custodian for all or any substantial part of the assets of Cannabist or any Restricted Subsidiary; or

(iii)	orders the liquidation of Cannabist or any Restricted Subsidiary;

and, in each such case, the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Restricted Subsidiary, such Restricted Subsidiary remains a Restricted Subsidiary on such 60th day; and

(k)

if the Noteholder Collateral Platform shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected First-Priority Lien on any material portion of the Collateral purported to be covered thereby and the Issuer or the applicable Guarantor does not take all steps reasonably required to provide the Collateral Trustee with a valid and perfected First-Priority Lien against such Collateral within five (5) Business Days of request therefor by the Collateral Trustee.

For greater certainty, for the purposes of Section 9.1 of the A&R Indenture, an Event of Default shall occur with respect to a series of Notes if such Event of Default relates to a Default in the payment of principal, premium (if any), or interest on such series of Notes, in which case references to “Notes” in Section 9.1 of the A&R Indenture shall refer to Notes of that particular series.

For the purposes of Article 9 of the A&R Indenture, where the Event of Default refers to an Event of Default with respect to a particular series of Notes as described in Section 9.1 of the A&R Indenture, then Article 9 of the A&R Indenture shall apply mutatis mutandis to the Notes of such series and references in Article 9 of the A&R Indenture to the “Notes” shall be deemed to be references to Notes of such particular series, as applicable.

Notice of Event of Default and Withholding of Notice

If an Event of Default shall occur and be continuing the Trustee shall, within 90 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act unless such Default shall have been cured or waived before the mailing or publication of such notice, provided that, notwithstanding the foregoing, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Issuer in writing. Notwithstanding the foregoing, notice relating to a Default or Event of Default relating to the payment of principal or interest shall not in any circumstances be withheld.

Acceleration of Maturity; Rescission, Annulment and Waiver

(a)

If an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may, and the Trustee at the request of such Holders shall, (i) declare by notice in writing to the Issuer and (if given by the Holders) to the Trustee, the principal of (and premium, if any) and accrued and unpaid interest to the date of acceleration on, all of the outstanding Notes immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately, and (ii) deliver an Enforcement Request to the Collateral Trustee; provided, however, that if an Event of Default specified in Section 9.1(i) or (j) of the A&R Indenture occurs and is continuing, then subject to applicable law the principal of (and premium, if any) and accrued and unpaid interest on all of the outstanding Notes will thereupon become and be immediately due and payable without any declaration, notice or other action on the part of the Trustee or any Holder.

(b)

The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any Payment Default or acceleration referred to in Section 9.1(f)(ii) of the A&R Indenture. In addition, for the avoidance of doubt, if an Event of Default specified in Section 9.1(b) of the A&R Indenture occurs in relation to a failure by the Issuer to comply with the provisions of Section 7.14 of the A&R Indenture, “premium” shall include, without duplication to any other amounts included in “premium” for these purposes, the excess of:

(i)

the Change of Control Payment that was required to be offered in accordance with Section 7.14 of the A&R Indenture, in the event such offer was not made, or, in the event such offer was made, the Change of Control Payment that was required to be paid in accordance with Section 7.14 of the A&R Indenture; over

(ii)	the principal amount of the Notes that were required to be subject to such offer or payment, as applicable.

(c)	At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee:

(i)

the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer, the Holders and the Trustee, may rescind and annul such declaration and its consequences if:

(A)

all existing Events of Default, other than the non-payment of amounts of principal of (and premium, if any) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(B)	such rescission would not conflict with any judgment or decree of a court of competent jurisdiction,

provided that if the Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of that series shall be entitled to exercise the foregoing power of rescission and the Trustee shall so act and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes; and

(ii)

the Trustee, so long as it has not become bound to declare the principal and interest on the Notes (or any of them) to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to rescind and annul such declaration and its consequences, provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(d)

Notwithstanding Section 9.2(a) of the A&R Indenture, in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 9.1(e) of the A&R Indenture shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Issuer and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

(e)

The Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trustee, may on behalf of the Holders of all Notes waive any existing Default or Event of Default and its consequences under the A&R Indenture, except a Default or Event of Default in the payment of interest on, or principal (or premium, if any) of, Notes; provided that if the Default or Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of such series shall be entitled to waive such Default or Event of Default and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes.

(f)

In addition to any rights the Trustee or Holders may have pursuant to Section 9 of the A&R Indenture, upon the occurrence of an Event of Default that is continuing, the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may, and the Trustee at the request of such Holders shall, have immediate rights to seek the appointment of a receiver or keeper to take possession of Collateral and to enforce any of its remedies, with respect to such appointment without prior to notice or hearing as to such appointment.

Execution, Authentication and Delivery of Notes

(a)

All Notes shall be signed (either manually or by electronic or facsimile signature) by any authorized director or officer of the Issuer, holding office at the time of signing. An electronic or facsimile signature upon a Note shall for all purposes of the A&R Indenture be deemed to be the signature of the individual whose signature it purports to be. Notwithstanding that any individual whose signature, either manual or in facsimile or other electronic means, appears on a Note as a director or officer may no longer hold such office at the date of the Note or at the date of the authentication and delivery thereof, such Note shall be valid and binding upon the Issuer and the Holder thereof shall be entitled to the benefits of the A&R Indenture.

(b)

No Notes will be entitled to any right or benefit under the A&R Indenture or be valid or obligatory for any purpose unless such Notes have been authenticated by manual or electronic signature by or on behalf of the Trustee substantially in the form provided for therein or in the relevant Supplemental Indenture. Such authentication upon any Notes will be conclusive evidence, and the only evidence, that such Notes have been duly authenticated, issued and delivered and that the Holder is entitled to the benefits thereof.

(c)

Subject to the terms of the A&R Indenture, the Trustee shall from time to time authenticate one or more Notes (including Global Notes) for original issue on the issue date for any series of Notes upon and in accordance with an Issuer Order (an “Authentication Order”), without the Trustee receiving any consideration therefor. Each such Authentication Order shall specify the principal amount of such Notes to be authenticated and the date on which such Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders except as provided in Section 3.10 of the A&R Indenture. Except as provided in Section 7.10 of the A&R Indenture, there is no limit on the amount of Notes that may be issued under the A&R Indenture.

(d)

The certificate by or on behalf of the Trustee authenticating Notes will not be construed as a representation or warranty of the Trustee as to the validity of the A&R Indenture or of any Notes or their issuance (except the due authentication thereof by the Trustee) or as to the performance by the Issuer of its obligations under the A&R Indenture or any Notes and the Trustee will be in no respect liable or answerable for the use made of the proceeds of such Notes. The certificate by or on behalf of the Trustee on Notes issued under the A&R Indenture will constitute a representation and warranty by the Trustee that such Notes have been duly authenticated by and on behalf of the Trustee pursuant to the provisions of the A&R Indenture.

There will be no proceeds from the issuance of the New Notes.

Release of Guarantees

(a)	The Subsidiary Guarantee of a Guarantor will be automatically released:

(i)

in connection with any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or otherwise), in one or more related transactions, to a Person that is not (either before or after giving effect to such transaction) Cannabist or a Restricted Subsidiary of the Issuer, if the sale or other disposition does not violate Section 7.15 of the A&R Indenture;

(ii)

in connection with any sale or other disposition of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Cannabist after which such Guarantor is no longer a Subsidiary of the Issuer, if the sale of such Capital Stock of that Guarantor complies with Section 7.15 of the A&R Indenture;

(iii)	[reserved];

(iv)	if the Guarantor is released in full from its obligations under any other Indebtedness which resulted in the creation of such Subsidiary Guarantee pursuant to this covenant; or

(v)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the A&R Indenture as provided under Article 10 of the A&R Indenture.

(b)

The Trustee shall promptly execute and deliver a release together with all instruments and other documents reasonably requested by the Issuer or the applicable Restricted Subsidiary to evidence the release and termination of any Guarantee upon receipt of a request by the Issuer accompanied by an Officers’ Certificate certifying as to compliance with Section 15.2 of the A&R indenture.

Release of Security

(a)	The Liens on the Collateral will be released in whole with respect to the Notes (including Pledged Notes) and the Security Documents, as applicable, upon the occurrence of any of the following:

(i)	payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes;

(ii)	satisfaction and discharge of the A&R Indenture; or

(iii)	legal defeasance or covenant defeasance as set forth under Sections 10.3 or 10.4 of the A&R Indenture,

provided that in each case, all amounts owing to the Trustee under the A&R Indenture and the Notes and to the Collateral Trustee under the Security Documents have been paid or otherwise provided for to the reasonable satisfaction of the Trustee and the Collateral Trustee, as applicable. For greater certainty, the Liens on the Collateral shall promptly cease to be for the benefit and security of such Holders with respect to a particular series of Notes or in respect of indebtedness secured by Pledged Notes and the applicable Security Documents upon the payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on such series of Notes or indebtedness secured by Pledged Notes, as applicable, but such release shall not release or otherwise affect the Liens in favour of Holders of Notes that remain outstanding under the A&R Indenture or any Supplemental Indenture upon the event of such repayment(s).

(b)	The Liens on the Collateral will automatically be released with respect to any asset constituting Collateral upon the occurrence of any of the following:

(i)

in connection with any disposition of such Collateral to any Person other than the Issuer (but excluding any transaction subject to the covenant described under Section 12.1 of the A&R Indenture if such other Person is required to become the obligor on the Notes) that is permitted by the A&R Indenture; or

(ii)	upon the sale or disposition of such Collateral pursuant to the exercise of any rights and remedies by the Collateral Trustee with respect to any Collateral, subject to the Security Documents.

(c)

To the extent applicable, the Issuer shall cause Section 314(d) of the Trust Indenture Act, relating to the release of property or securities from the Lien and security interest of the Security Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Security Documents, to be complied with. Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an officer of the Issuer except in cases where Section 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected by the Issuer in a manner consistent with the requirements of the Trust Indenture Act.

Notwithstanding anything to the contrary in the A&R Indenture, the Issuer and the Guarantors will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determines, in good faith based on advice of counsel, that under the terms of Section 314(d) of the Trust Indenture Act and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders (in each case, whether issued to Issuer or any other Person), all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

Satisfaction and Discharge

The A&R Indenture will be discharged and will cease to be of further effect as to all Notes issued under the A&R Indenture (except as to any surviving rights of registration of transfer or exchange of Notes expressly provided for therein), when

(a)	either:

(i)

all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(ii)

all Notes that have not been delivered to the Trustee for cancellation have become due and payable, including by redemption, by reason of the mailing or electronic transmission of a Redemption Notice or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(c)

such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the A&R Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(d)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer under the A&R Indenture; and

(e)

the Issuer has delivered irrevocable written instructions to the Trustee under the A&R Indenture to apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.

Notwithstanding the satisfaction and discharge of the A&R Indenture, if money has been deposited with the Trustee pursuant to Section 10.1(a)(ii) of the A&R Indenture, the provisions of Sections 10.7 and 10.8 A&R Indenture will survive.

Statement by Officers

(a)

The Issuer shall deliver to the Trustee, within 90 days after the end of each fiscal year, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Issuer and the Restricted Subsidiaries with all conditions and covenants in the A&R Indenture. For purposes of Section 9.20(a) of the A&R Indenture, such compliance shall be determined without regard to any period of grace or requirement of notice under the A&R Indenture.

(b)

Upon becoming aware of any Default or Event of Default, the Issuer shall promptly deliver to the Trustee an Officers’ Certificate, specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Issuer or Restricted Subsidiary, as applicable, is taking or proposes to take with respect thereto.

Evidence and Authority to Trustee, Opinions, etc.

(a)

The Issuer shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in the A&R Indenture relating to any action or step required or permitted to be taken by the Issuer or the Trustee under the A&R Indenture or as a result of any obligation imposed under the A&R Indenture, including without limitation, the authentication and delivery of Notes under the A&R Indenture, the satisfaction and discharge of the A&R Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Issuer, forthwith if and when (a) such evidence is required by any other Section of the A&R Indenture to be furnished to the Trustee in accordance with the terms of this Section 13.6 of the A&R Indenture, or (b) the Trustee, in the exercise of its rights and duties under the A&R Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i)	an Officers’ Certificate, stating that any such condition precedent has been complied with in accordance with the terms the A&R Indenture;

(ii)	an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of the A&R Indenture; and

(iii)

in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, a certificate or opinion of an accountant, that such condition precedent has been complied with in accordance with the terms of the A&R Indenture and in accordance with Section 314(b) of the Trust Indenture Act.

(b)

Whenever such evidence relates to a matter other than the authentication and delivery of Notes and the satisfaction and discharge of the A&R Indenture, and except as otherwise required by the Trust Indenture Act or specifically provided therein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Issuer it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 13.6(a).

(c)

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the A&R Indenture (other than certificates provided pursuant to Section 9.20(a) of the A&R Indenture) shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of the A&R Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.

(d)

In addition to its obligations under Section 9.20 of the A&R Indenture, the Issuer shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officers’ Certificate certifying that the Issuer has complied with all covenants, conditions or other requirements contained in the A&R Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Issuer shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by the A&R Indenture.

CONTENTS OF APPLICATION FOR QUALIFICATION

The application for qualification comprises:

(a)	Pages numbered 1 to 27, consecutively.

(b)	The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)	The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description
Exhibit T3A-1	Articles of The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 3.1 of The Cannabist Company Holdings Inc.’s Form 8-K, filed with the SEC on September 22, 2023)
Exhibit T3A-2	Certificate of Incorporation of The Cannabist Company Holdings (Canada) Inc.
Exhibit T3A-3	Articles of Incorporation of Access Bryant SPC
Exhibit T3A-4	Certificate of Formation of Apelles Realty LLC
Exhibit T3A-5	Registration of Foreign Limited Liability Company of Avum, LLC
Exhibit T3A-6	Articles of Organization of Beacon Holdings, LLC
Exhibit T3A-7	Certificate of Formation of Bist Merch LLC
Exhibit T3A-8	Articles of Organization of CA Care LLC
Exhibit T3A-9	Articles of Organization of Cannascend Alternative Logan, LLC
Exhibit T3A-10	Articles of Organization of Cannascend Alternative, LLC
Exhibit T3A-11	Certificate of Formation of Capital City Care LLC
Exhibit T3A-12	Certificate of Formation of Capital City Cultivation LLC
Exhibit T3A-13	Articles of Organization of CC CA Realty LLC
Exhibit T3A-14	Articles of Organization of CC California LLC
Exhibit T3A-15	Articles of Organization of CC OH Realty LLC
Exhibit T3A-16	Certificate of Organization of CC PA Realty LLC
Exhibit T3A-17	Certificate of Formation of CC Procurement LLC
Exhibit T3A-18	Certificate of Formation of CC VA Holdco LLC
Exhibit T3A-19	Certificate of Organization of CCPA Industrial Hemp LLC
Exhibit T3A-20	Certificate of Formation of Col. Care (Delaware) LLC
Exhibit T3A-21	Certificate of Formation of Columbia Care – Arizona LLC
Exhibit T3A-22	Certificate of Formation of Columbia Care – Arizona, Prescott DE, L.L.C.
Exhibit T3A-23	Articles of Organization of Columbia Care – Arizona, Prescott, L.L.C.
Exhibit T3A-24	Certificate of Formation of Columbia Care – Arizona, Tempe DE, L.L.C.

Exhibit No.	Description
Exhibit T3A-25	Articles of Organization of Columbia Care – Arizona, Tempe, L.L.C.
Exhibit T3A-26	Articles of Organization of Columbia Care Adopt-A-Family Corp.
Exhibit T3A-27	Certificate of Incorporation of Maia Acquisition II Inc.
Exhibit T3A-28	Certificate of Formation of Apelles Investment Management, LLC
Exhibit T3A-29	Certificate of Formation of Columbia Care DE Management LLC
Exhibit T3A-30	Certificate of Formation of Columbia Care DE Realty LLC
Exhibit T3A-31	Certificate of Formation of Columbia Care Delaware, LLC
Exhibit T3A-32	Certificate of Formation of Columbia Care Illinois LLC
Exhibit T3A-33	Articles of Organization of Columbia Care Industrial Hemp LLC
Exhibit T3A-34	Certificate of Formation of Columbia Care LLC
Exhibit T3A-35	Certificate of Formation of Columbia Care Maine Holding Company
Exhibit T3A-36	Certificate of Formation of Columbia Care Maryland LLC
Exhibit T3A-37	Articles of Organization of Columbia Care MD, LLC
Exhibit T3A-38	Articles of Organization of Columbia Care MD Realty LLC
Exhibit T3A-39	Certificate of Formation of Columbia Care ME LLC
Exhibit T3A-40	Articles of Organization of Columbia Care Michigan LLC
Exhibit T3A-41	Certificate of Formation of Columbia Care New Jersey LLC
Exhibit T3A-42	Certificate of Formation of Columbia Care NJ Realty LLC
Exhibit T3A-43	Certificate of Organization of Columbia Care NM LLC
Exhibit T3A-44	Articles of Organization of Columbia Care NY LLC
Exhibit T3A-45	Articles of Organization of Columbia Care NY Realty LLC
Exhibit T3A-46	Articles of Organization of Columbia Care NY RO LLC
Exhibit T3A-47	Articles of Organization of Columbia Care OH LLC
Exhibit T3A-48	Certificate of Formation of Columbia Care Partners LLC
Exhibit T3A-49	Certificate of Organization of Columbia Care Pennsylvania LLC
Exhibit T3A-50	Certificate of Formation of Columbia Care PR LLC
Exhibit T3A-51	Certificate of Formation of Columbia Care Puerto Rico LLC
Exhibit T3A-52	Certificate of Organization of Columbia Care UT LLC
Exhibit T3A-53	Certificate of a Limited Liability Company of Columbia Care WV Industrial Hemp LLC
Exhibit T3A-54	Certificate of a Limited Liability Company of Columbia Care WV LLC
Exhibit T3A-55	Articles of Organization of Corsa Verde, LLC
Exhibit T3A-56	Articles of Organization of Third Coast Cultivation LLC
Exhibit T3A-57	Articles of Organization of Timber Care LLC
Exhibit T3A-58	Articles of Organization of Dellock Digital LLC
Exhibit T3A-59	Certificate of Formation of Equity Health Partners DE LLC
Exhibit T3A-60	Articles of Organization of Focused Health LLC
Exhibit T3A-61	Articles of Organization of Future Vision Brain Bank, LLC
Exhibit T3A-62	Articles of Incorporation of Columbia Care CO LLC
Exhibit T3A-63	Articles of Organization of Green Leaf Extracts, LLC
Exhibit T3A-64	Articles of Organization of Green Leaf Management, LLC
Exhibit T3A-65	Articles of Organization of Green Leaf Medical of Ohio II LLC
Exhibit T3A-66	Articles of Organization of Green Leaf Medical of Ohio III, LLC
Exhibit T3A-67	Articles of Organization of Green Leaf Medical of Virginia LLC
Exhibit T3A-68	Certificate of Formation of Vici Acquisition II LLC
Exhibit T3A-69	Certificate of Organization of Green Leaf Medicals, LLC
Exhibit T3A-70	Articles of Organization of High Rise Media, LLC
Exhibit T3A-71	Articles of Organization of IVXX Infuzionz LLC
Exhibit T3A-72	Certificate of Formation of La Yerba Buena LLC
Exhibit T3A-73	Articles of Incorporation of Mission Bay Cooperative, Inc.
Exhibit T3A-74	Articles of Organization of MJ Brain Bank, LLC
Exhibit T3A-75	Articles of Organization of Patriot Care Corp.
Exhibit T3A-76	Certificate of Formation of Peach Blossom Partners LLC
Exhibit T3A-77	Restated Articles of Incorporation of PHC Facilities, Inc.
Exhibit T3A-78	Restated Articles of Incorporation of Resource Referral Services, Inc.
Exhibit T3A-79	Articles of Organization of Rocky Mountain Tillage, LLC
Exhibit T3A-80	Articles of Organization of TGS Management

Exhibit No.	Description
Exhibit T3A-81	Articles of Organization of TGS Global, LLC
Exhibit T3A-82	Articles of Organization of The Green Room Social Equity Partners LLC
Exhibit T3A-83	Articles of Organization of The Green Solution, LLC
Exhibit T3A-84	Articles of Incorporation of The Healing Center of San Diego
Exhibit T3A-85	Articles of Organization of The Launch Pad LLC
Exhibit T3A-86	Certificate of Incorporation of The Supergroup Creative Omnimedia, Inc.
Exhibit T3A-87	Restated Articles of Incorporation of The Wellness Earth Energy Dispensary, Inc.
Exhibit T3A-88	Articles of Organization of Time For Healing, LLC
Exhibit T3A-89	Certificate of Organization of VentureForth Holdings LLC
Exhibit T3A-90	Articles of Organization of VentureForth LLC
Exhibit T3A-91	Certificate of Formation of VF DC Realty, LLC
Exhibit T3A-92	Articles of Organization of Wellness Institute of Maryland, LLC
Exhibit T3B-1	Bylaws of The Cannabist Company Holdings (Canada) Inc.
Exhibit T3B-2	First Amendment to the Bylaws of Access Bryant SPC
Exhibit T3B-3	Limited Liability Company Agreement of Avum, LLC
Exhibit T3B-4	Third Amended and Restated Operating Agreement of Beacon Holdings, LLC
Exhibit T3B-5	Operating Agreement of Bist Merch LLC
Exhibit T3B-6	Amended and Restated Operating Agreement of CA Care LLC
Exhibit T3B-7	Third Amended & Restated Operating Agreement of Cannascend Alternative Logan, LLC
Exhibit T3B-8	Third Amended & Restated Operating Agreement of Cannascend Alternative, LLC
Exhibit T3B-9	Operating Agreement of CC CA Realty LLC
Exhibit T3B-10	Operating Agreement of CC California LLC
Exhibit T3B-11	Limited Liability Company Agreement of CC OH Realty LLC
Exhibit T3B-12	Operating Agreement of CC PA Realty LLC
Exhibit T3B-13	Limited Liability Company Agreement of CC Procurement LLC
Exhibit T3B-14	Amended and Restated Limited Liability Company Agreement of CC VA Holdco LLC
Exhibit T3B-15	Limited Liability Company Agreement of CCPA Industrial Hemp LLC
Exhibit T3B-16	Limited Liability Company Agreement of Col. Care (Delaware) LLC
Exhibit T3B-17	Limited Liability Company Agreement of Columbia Care – Arizona LLC
Exhibit T3B-18	Operating Agreement of Columbia Care – Arizona, Prescott DE, L.L.C.
Exhibit T3B-19	Amended and Restated Operating Agreement of Columbia Care – Arizona, Prescott, L.L.C
Exhibit T3B-20	Operating Agreement of Columbia Care – Arizona, Tempe DE, L.L.C.
Exhibit T3B-21	Second Amended and Restated Operating Agreement of Columbia Care – Arizona, Tempe, L.L.C.
Exhibit T3B-22	By-laws of Columbia Care Adopt-A-Family Corp.
Exhibit T3B-23	Amended and Restated Bylaws of Columbia Care Co Inc.
Exhibit T3B-24	Second Amended and Restated Operating Agreement of Columbia Care DC LLC
Exhibit T3B-25	Operating Agreement of Columbia Care DE Management LLC
Exhibit T3B-26	First Amended and Restated Operating Agreement of Columbia Care DE Realty LLC
Exhibit T3B-27	Operating Agreement & Bylaws of Columbia Care Delaware, LLC
Exhibit T3B-28	First Amended and Restated Operating Agreement of Columbia Care Illinois LLC
Exhibit T3B-29	Limited Liability Company Agreement of Columbia Care Industrial Hemp LLC
Exhibit T3B-30	Fifth Amended and Restated Limited Liability of Columbia Care LLC
Exhibit T3B-31	Operating Agreement of Columbia Care Maine Holding Company LLC
Exhibit T3B-32	Amended & Restated Limited Liability of Columbia Care Maryland LLC
Exhibit T3B-33	Operating Agreement of Columbia Care MD, LLC
Exhibit T3B-34	Operating Agreement of Columbia Care MD Realty LLC
Exhibit T3B-35	Amended & Restated Operating Agreement of Columbia Care ME LLC
Exhibit T3B-36	Limited Liability Company Agreement of Columbia Care Michigan LLC
Exhibit T3B-37	Limited Liability Company Agreement of Columbia Care New Jersey LLC
Exhibit T3B-38	Operating Agreement of Columbia Care NJ Realty LLC
Exhibit T3B-39	Operating Agreement of Columbia Care NM LLC
Exhibit T3B-40	First Amended and Restated Limited Liability Company Agreement of Columbia Care NY LLC
Exhibit T3B-41	First Amended and Restated Operating Agreement of Columbia Care NY Realty LLC

Exhibit No.	Description
Exhibit T3B-42	Limited Liability Company Agreement of Columbia Care NY RO LLC
Exhibit T3B-43	Second Amended & Restated Operating Agreement of Columbia Care OH LLC
Exhibit T3B-44	Limited Liability Company Agreement of Columbia Care Partners LLC
Exhibit T3B-45	Second Amended & Restated Operating Agreement of Columbia Care Pennsylvania LLC
Exhibit T3B-46	Operating Agreement of Columbia Care PR LLC
Exhibit T3B-47	Operating Agreement of Columbia Care Puerto Rico LLC
Exhibit T3B-48	Limited Liability Company Agreement of Columbia Care UT LLC
Exhibit T3B-49	Operating Agreement of Columbia Care WV Industrial Hemp LLC
Exhibit T3B-50	Operating Agreement of Columbia Care WV LLC
Exhibit T3B-51	Second Amended & Restated Operating Agreement of Corsa Verde, LLC
Exhibit T3B-52	Third Amended & Restated Operating Agreement of Curative Health Cultivation LLC
Exhibit T3B-53	Third Amended and Restated Operating Agreement of Curative Health LLC
Exhibit T3B-54	Second Amended and Restated Operating Agreement of Dellock Digital LLC
Exhibit T3B-55	Operating Agreement of Equity Health Partners DE LLC
Exhibit T3B-56	Second Amended & Restated Operating Agreement of Focused Health LLC
Exhibit T3B-57	Operating Agreement of Future Vision Brain Bank, LLC
Exhibit T3B-58	Fourth Amended & Restated Operating Agreement of Futurevision, Ltd.
Exhibit T3B-59	Operating Agreement of Green Leaf Extracts, LLC
Exhibit T3B-60	Operating Agreement of Green Leaf Management, LLC
Exhibit T3B-61	Operating Agreement of Green Leaf Medical of Ohio II LLC
Exhibit T3B-62	Operating Agreement of Green Leaf Medical of Ohio III, LLC
Exhibit T3B-63	Amended and Restated Operating Agreement of Green Leaf Medical of Virginia LLC
Exhibit T3B-64	Second Amended and Restated Operating Agreement of Green Leaf Medical, LLC
Exhibit T3B-65	Amended and Restated Limited Liability Company Agreement of Green Leaf Medicals, LLC
Exhibit T3B-66	Amended and Restated Operating Agreement of High Rise Media, LLC
Exhibit T3B-67	Fifth Amended and Restated Operating Agreement of Infuzionz LLC
Exhibit T3B-68	Amended & Restated Limited Liability Company Agreement of La Yerba Buena LLC
Exhibit T3B-69	Second Amended & Restated Operating Agreement of Mission Bay, LLC
Exhibit T3B-70	Third Amended and Restated Operating Agreement of MJ Brain Bank, LLC
Exhibit T3B-71	Bylaws of Patriot Care Corp.
Exhibit T3B-72	Operating Agreement of Peach Blossom Partners LLC
Exhibit T3B-73	Amended and Restated Bylaws of PHC Facilities, Inc.
Exhibit T3B-74	Amended and Restated Bylaws of Resource Referral Services, Inc.
Exhibit T3B-75	Third Amended and Restated Operating Agreement of Rocky Mountain Tillage, LLC
Exhibit T3B-76	Fifth Amended and Restated Operating Agreement of TGS Colorado Management, LLC
Exhibit T3B-77	First Amended and Restated Operating Agreement of TGS Global, LLC
Exhibit T3B-78	Operating Agreement of The Green Room Social Equity Partners LLC
Exhibit T3B-79	Fifth Amended and Restated Operating Agreement of The Green Solution, LLC
Exhibit T3B-80	First Amended & Restated Bylaws of The Healing Center of San Diego
Exhibit T3B-81	Amended and Restated Bylaws of The Wellness Earth Energy Dispensary, Inc.
Exhibit T3B-82	Second Amended & Restated Operating Agreement of Time For Healing, LLC
Exhibit T3B-83	Second Amended and Restated Limited Liability Company Agreement of VentureForth Holdings LLC
Exhibit T3B-84	Second Amended and Restated Operating Agreement of VentureForth LLC
Exhibit T3B-85	Amended and Restated Operating Agreement of Wellness Institute of Maryland, LLC
Exhibit T3C-1	Form of Amended and Restated Trust Indenture among The Cannabist Company Holdings Inc. and The Cannabist Company Holdings (Canada) Inc, as co-issuers, and Odyssey Trust Company, as Trustee
Exhibit T3C-2	Form of First Supplemental Indenture, among The Cannabist Company Holdings Inc. and The Cannabist Company Holdings (Canada) Inc, as co-issuers, and Odyssey Trust Company, as Trustee
Exhibit T3D-1	Interim Order of the Court
Exhibit T3D-2*	Final Order of the Court
Exhibit T3E-1	Letter of Transmittal
Exhibit T3E-2	Management Information Circular of The Cannabist Company Holdings Inc. and The Cannabist Company Holdings (Canada) Inc. to Consider a Proposed Plan of Arrangement
Exhibit T3F	Cross reference sheet showing the location in the A&R Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C-1 hereto)
Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-6(1)

*	To be filed by amendment.
(1)	Incorporated by reference to Odyssey Trust Company’s Form T-6 filed with the SEC on April 7, 2025

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below, a corporation organized and existing under the laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chelmsford, State of Massachusetts, on April 7, 2025.

The Cannabist Company Holdings Inc.

Attest:	/s/ Derek Watson	By:	/s/ David Hart
	Name: Derek Watson		Name: David Hart
	Title: Chief Financial Officer		Title: Chief Executive Officer and Director

The Cannabist Company Holdings (Canada) Inc.

Attest:	/s/ David Hart	By:	/s/ David Sirolly
	Name: David Hart		Name: David Sirolly
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized:

Avum, LLC

Beacon Holdings, LLC

Cannascend Alternative Logan, L.L.C.

Cannascend Alternative, LLC

CC Procurement LLC

Columbia Care Adopt-A-Family Corp.

Columbia Care - Arizona LLC

Columbia Care DE Realty LLC

Columbia Care Maine Holding Company LLC

Columbia Care NJ Realty LLC

Columbia Care NY Realty LLC

Curative Health Cultivation LLC

Green Leaf Management LLC

Mission Bay, LLC

MJ Brain Bank, LLC

The Launch Pad LLC

VentureForth Holdings LLC

VentureForth LLC

Attest:	/s/ David Hart
Name:David Hart Title: President

Apelles Realty LLC

Capital City Care LLC

Capital City Cultivation LLC

Columbia Care Michigan LLC

Columbia Care Partners LLC

Dellock Digital LLC

Equity Health Partners DE LLC

Future Vision Brain Bank, LLC

High Rise Media, LLC

Infuzionz LLC

La Yerba Buena LLC

Peach Blossom Partners LLC

Rocky Mountain Tillage, LLC

Tetra FinCo LLC (inactive)

Tetra Holdings LLC (inactive)

Tetra OpCo LLC (inactive)

TGS Colorado Management LLC

The Green Room Social Equity Partners LLC

The Green Solution, LLC

VF DC Realty LLC

Attest:	/s/ David Hart
Name: David Hart
Title: Manager

Access Bryant SPC

Attest:	/s/ David Hart
Name: David Hart Title: Director

Bist Merch LLC

Col. Care (Delaware) LLC

Columbia Care LLC

The Supergroup Creative Omnimedia Inc.

Attest:	/s/ David Hart
Name: David Hart Title: Chief Executive Officer

CA Care LLC

CC CA Realty LLC

CC California LLC

CC OH Realty LLC

CC PA Realty LLC

CC VA Holdco LLC

CCPA Industrial Hemp LLC

Columbia Care – Arizona LLC

Columbia Care – Arizona, Prescott DE, L.L.C.

Columbia Care – Arizona, Prescott, LLC

Columbia Care – Arizona, Tempe, LLC

Columbia Care DC LLC

Columbia Care DE Management LLC

Columbia Care Illinois LLC

Columbia Care Industrial Hemp LLC

Columbia Care Maryland LLC

Columbia Care MD LLC

Columbia Care MD Realty LLC

Columbia Care ME LLC

Columbia Care MO LLC

Columbia Care New Jersey LLC

Columbia Care NM LLC

Columbia Care NY LLC

Columbia Care NY RO LLC

Columbia Care OH LLC

Columbia Care Pennsylvania LLC

Columbia Care PR LLC

Columbia Care Puerto Rico LLC

Columbia Care UT LLC

Columbia Care WV Industrial Hemp LLC

Columbia Care WV LLC

Corsa Verde, LLC

Curative Health LLC

Focused Health LLC

Green Leaf Extracts, LLC

Green Leaf Medical of Ohio II LLC

Green Leaf Medical of Ohio III, LLC

Green Leaf Medical of Virginia, LLC

Green Leaf Medical, LLC

Green Leaf Medicals, LLC

Oveom, LLC

TGS Global LLC

Time for Healing, LLC

Wellness Institute of Maryland, LLC

Attest:	/s/ David Hart
Name: David Hart
Title: President and Manager

Columbia Care CO Inc.

Columbia Care Delaware, LLC

Patriot Care Corp.

PHC Facilities, Inc.

Resource Referral Services, Inc.

The Healing Center of San Diego

The Wellness Earth Energy Dispensary, Inc.

Attest:	/s/ David Hart
Name: David Hart
Title: President and Director

Futurevision, Ltd.

Columbia Care CO Inc., as Manager

Attest:	/s/ David Hart
Name: David Hart
Title: President and Director of Columbia Care Co Inc.